FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]   Form 40-F____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited (the "Company") on May 2, 2006, announcing its dividend and earnings in respect of the 1st quarter of 2006.

[GRAPHIC OMITTED]


Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) - Announces Dividend and Earnings in respect of the 1st Quarter of 2006


Hamilton, Bermuda, May 2nd 2006

Nordic American Tanker Shipping Limited (the "Company") today announced its results for the 1st quarter of 2006. The tanker market was strong during the 1st quarter of 2006, resulting in solid earnings per share and one of the highest dividends declared since the listing of the Company's common shares in 1997. The dividend is expected to be paid on or about May 31st to shareholders of record as of May 12th. The Company has declared a dividend for 34 consecutive quarters.

The Company's successful growth policy - manifested by the Company's expansion from three to nine vessels since the autumn of 2004 - has bolstered the Company's earnings and ability to pay dividends. As a result of the growth of the Company's fleet in line with its policy, NAT is able to pay a higher dividend per share and produce higher earnings per share at the same spot rate level.

Highlights:
------------

     o The Board of Directors has declared a dividend of $1.58 per share for the 1st quarter of 2006 compared to $1.15 per share for the 1st quarter of 2005. Over the last four quarters including the 1st quarter of 2006 a total of $4.90 has been paid in dividends which is 13.2% in relation to the average daily share price over the same period.

     o The 1st quarter 2006 net income was $1.07 per share compared to $0.53 per share for the 1st quarter of 2005.

     o The spot market during the 1st quarter of 2006 was lower than the 4th quarter of 2005.

     o    No vessels were in dry dock during the 1st quarter of 2006.

     o On February 27th the Company announced that it had agreed to acquire a double hull Suezmax vessel of 157,332 dwt. The vessel, Nordic Jupiter, joined our fleet on April 10th.

     o In conjunction with the acquisition of the Nordic Jupiter, the Company also announced on February 27th that it commenced a public offering. The offering was closed on March 14th, providing net proceeds to the Company of $115.2m based on an offering price of $28.50 per share. As of March 31, 2006, there are 21,029,700 shares issued and outstanding.

Dividends per Share, Earnings per Share and Financials:
------------------------------------------------------

The Board has declared a dividend of $1.58 per share in respect of the 1st quarter of 2006. This compares to a dividend of $1.15 per share in respect of the 1st quarter of 2005. The 4th quarter 2005 dividend was $1.88 per share. The dividend of $1.58 per share will be paid on or about May 31st to shareholders of record as of May 12th 2006.

For details regarding calculation and payment of dividend, please see (1) at the end of this release.

Net income was $19.1m for the 1st quarter of 2006 or $1.07 per share (EPS). This compares to a net income of $7.5m or $0.53 per share for the 1st quarter of 2005. The net income for the 4th quarter of 2005 was $25.1m or $1.51 per share.

The earnings per share for the 1st quarter of 2006 have been impacted by non-cash charges of $0.16 per share in aggregate due to the allotment of restricted shares in connection with the recent offering, and grants under the 2004 Stock Option Plan. For details please see (2) at the end of this release.

Operating cash flow(3) was $29.5m in the 1st quarter of 2006 compared to $13.9m in the 1st quarter of 2005. Operating cash flow for the 4th quarter of 2005 was $32.8m.

For the 1st quarter of 2006, operating costs of our vessels and general and administrative costs were according to our expectations. We focus on an efficient cost structure which we believe is among the lowest in the industry.

We currently estimate that our average cash breakeven for the vessels in our fleet is approximately $8,500 per day per vessel. The breakeven rate is the amount of average daily revenues for our vessels which would cover our cash general and administrative expenses, voyage expenses, if any, vessel operating expenses, interest expenses and other financial charges.

After Nordic Jupiter joined our fleet April 10th 2006, the net debt of the Company stood at approximately $83m - an average debt of $9.2m per vessel. Our strong balance sheet provides room for further expansion of our fleet expected to take place during 2006. The debt of the company, drawn under the five year credit facility of $300m falls due in 2010. The credit facility may not be reduced by the lenders and there is no repayment obligation during the tenure of the facility during which the Company pays interest only.

No vessels were in dry dock during the 1st quarter of 2006, and there are no vessels scheduled for dry docking during the 2nd quarter of 2006.

The table below shows the number of vessel revenue days over the last six quarters for all the vessels, reflecting the growth of the Company.

Period               4q04   1q05   2q05    3q05   4q05   1q06
Revenue days         314    371     549    576    697    720


For further details on our financial results, please see later in this message.

The Fleet
---------

Eight of the Company's nine vessels are now trading in the spot market on spot related terms, while one vessel remains employed on a long term fixed charter rate. Our analysis show that over time spot employment generates premium earnings compared to longer term employment.

Vessel                        Dwt         Employment
Gulf Scandic                  151,458     Long term fixed charter
Nordic Hawk                   151,458     Spot related terms
Nordic Hunter                 151,458     Spot related terms
Nordic Voyager                149,591     Spot
Nordic Fighter                153,181     Spot
Nordic Freedom                159,500     Spot
Nordic Discovery              153,181     Spot
Nordic Saturn                 157,332     Spot
Nordic Jupiter                157,332     Spot
Total                         1,384,491

The Market
-------------

According to the spot assessment of the Imarex Tanker Index, which gives an indication of the level of the spot market, Suezmax spot rates were on average $45,308 per day for the 1st quarter of 2006, compared to $46,947 per day during the 1st quarter of 2005 and $64,002 per day during the 4th quarter of 2005. Normally, in a falling market, as in the 1st quarter of 2006, our spot vessels produce on average better results than the Imarex Index. In a rising market the Imarex Index will normally outperform our spot results from our vessels.

While short term spot rates are notoriously difficult to predict, a normal seasonal downward trend has been observed during April, however, with very high volatility in rates.

The World's Suezmax fleet stood at 332 vessels at the end of the 1st quarter 2006, compared with 324 vessels at the end of the 4th quarter of 2005. There were sixty-two (62) Suezmax vessels on order at the end of the 1st quarter of 2006 (Source: Fearnresearch). At the same time seventy-three (73) were single hull which are expected to be mandatorily phased out by 2010.

On the demand side, the macro-economic developments of the Far East and in the United States, show a positive direction.

According to the International Energy Agency (IEA), world oil demand is expected to increase by 1.8% in 2006 compared to 1.3% in 2005. Global oil demand averaged
85.2 million barrels per day during the 1st quarter of 2006, a 1.2% increase from the previous quarter, and a 0.8% increase from the 1st quarter of 2005.

On the supply side, the deliveries of tankers over the next 24 - 36 months from the shipyards can be estimated with a high degree of certainty - as the shipyards more or less are expected to operate at full capacity with their present order books.

While we expect that short term rates may continue to vary significantly and be volatile, the supply and demand tanker fundamentals are in the Company's view positive.

Going Forward
-------------

The Company will continue to base operations on its unique operating model. The main objective of the Company is to provide for value creation via a transparent, predictable and simple strategic platform. The Company wishes to maintain a high exposure to the spot market because our analysis shows that the spot market over time can be expected to produce higher revenues on average than the time charter sector. However, a certain amount of term charter coverage is also being contemplated from time to time.

The full dividend payout policy will continue. The present balance sheet of the Company gives room for further expansion of the fleet. A growth strategy is an inherent part of the Company's operating model. This strategy will continue.

                                      *****
------------------------
(1) If we declare a dividend in respect of a quarter in which an equity issuance has taken place - as in the 1st quarter of 2006 - the policy is that we calculate the dividend per share as our net operating cash flow(4) for the quarter divided by the weighted average number of shares over that quarter. The dividend paid is the calculated dividend per share multiplied by the number of shares outstanding at the end of the quarter.

(2) Earnings per share (EPS) for the 1st quarter 2006 were impacted by a non-cash charge of $2.5m or $0.14 per share which is related to the 87,704 restricted shares that were allocated in connection with the share offering that was closed March 14th. EPS were also impacted by a non-cash general and administrative charge of $0.4m ($0.02 per share) associated with the 2004 Stock Option Plan. At the end of the 1st quarter 2006, the exercise price for these options, exceeded the Company's share price on the NYSE.

(3) Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies. Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Please see page 6 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(4) Net operating cash flow represents net income plus depreciation and non-cash administrative charges. In view of the Company's policy of maintaining a certain level of debt on its balance sheet, the Company is calculating its dividend on the basis of net operating cash flow.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
             Scandic American Shipping Ltd
             Manager for:
             Nordic American Tanker Shipping Ltd.
             P.O Box 56, 3201 Sandefjord, Norway
             Tel: + 47 33 42 73 00 E-mail: nat@scandicamerican.com Web-site: www.nat.bm

             Rolf Amundsen
             Chief Financial Officer
             Nordic American Tanker Shipping Ltd.
             Tel: +1 800 601 9079 or + 47 908 26 906

             Herbjorn Hansson
             Chairman & CEO
             Nordic American Tanker Shipping Ltd.
             Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  May 2, 2006                By:  /s/ Herbjorn Hansson
                                        ---------------------------
                                          Herbjorn Hansson
                                          Chairman, Chief Executive Officer
                                          and President